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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 24, 2003
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant's name into English)

6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        Enclosures: InfoVista Second Quarter Financial Results for the Year ending June 30, 2003

This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form S-8 as amended (File No. 333-12256)
to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended for earnings releases and other price sensitive releases

FOR IMMEDIATE RELEASE	Contact:	Karena Tay
Investor Relations Manager
+33 (0)1 64 86 79 00
 ktay@infovista.com

-or -
Noah Schwartz
Taylor Rafferty (London)
+44 (0)20 7936 0400
 infovista@taylor-rafferty.co.uk

-or -
Delia Cannan
Taylor Rafferty (New York)
+1 212 889 4350
infovista@taylor-rafferty.com

INFOVISTA ANNOUNCES Q2 FY2003 FINANCIAL RESULTS
Cost Control Measures Improve Bottom-Line
Two New Initiatives to Fuel Growth

        Paris, France and New York, NY—January 24, 2003—InfoVista (NASDAQ: IVTA—Nouveau Marché: 7667), a global provider of intelligent performance management software solutions, today announced financial results for the quarter ended December 31, 2002. Total revenue for the quarter was sequentially unchanged at €6.6 million. Adjusted net loss stood at €1.8 million, or €0.10 per share. This is an improvement from the adjusted net loss of €2.5 million for the previous quarter.

        "Despite a sequential increase in our European license revenues and strong growth in Asia, total revenues for the quarter fell below our expectations," commented Alain Tingaud, Chairman and CEO of InfoVista. "However, a number of initiatives we've undertaken as part of our Renaissance Plan have begun to pay off. At the same time, we have embarked upon two important strategic projects that will help us drive the future growth of the Company. They will help us foster and accelerate product development, which will in turn ensure quicker market penetration."

Financial Highlights

  •
  Total revenue of €6.6 million.

  •
  Adjusted net loss of €1.8 million, with adjusted loss per share of €0.10.

  •
  Net loss of €2.8 million, with net loss per share of €0.15.

  •
  As of December 31, 2002, DSO stood at 90 days, down significantly from 105 days sequentially.

  •
  Cash and marketable securities were €49.3 million, or €2.6 per outstanding share as of December 31, 2002.

  •
  As of December 31, 2002, the Company's balance sheet is completely debt-free.

  •
  As of December 31, 2002, a total of 18,826,466 InfoVista shares were outstanding.

  •
  As of December 31, 2002, InfoVista had a total of 197 employees, compared to 206 employees as of September 30, 2002.

Strong Growth in Asia

        InfoVista's total number of customers increased to 547. 88% of total revenues were from returning customers such as Telefonica, T-Data and France Telecom.

        Continuing the trend from the first quarter, Asian revenues increased 24 % over the previous quarter, and 57 % over the same period last year. Americas and European demand continued to be weak over the quarter. InfoVista's European, American and Asian markets represented 54%, 32 % and 14 % of total revenues, respectively, for the quarter ended December 31, 2002.

        The Company began to see tangible results this quarter from its realigned indirect sales channel strategy implemented through the Renaissance Plan, with revenues from indirect channels contributing 50 % to total revenues. By working with strong, dedicated and focused regional partners, InfoVista was able to capitalize on these partners' local knowledge and grow indirect sales revenue by 41 % over the first quarter of this fiscal year.

        Revenues from the Service Provider market, including Tier One Service Providers such as AT&T Canada, SingTel Optus and Nippon Telephone and Telegraph, increased 13 % over last quarter to represent 69 % of total revenues. Enterprise revenues represented 31 % of the total, with particular strength in Governmental agencies, such as the Ministry of Defence in Singapore, and the Financial Services and Energy sectors, represented by Bank One and BNP Paribas; Shell and TotalFina Elf.

Two New Initiatives to Fuel Growth

        Firstly, to accelerate the time to market of InfoVista Enterprise Solutions (IES)—the software development unit created last quarter to focus on the Enterprise market—InfoVista acquired a licensed technology that will enhance their technological development. The technology will be incorporated into IES's first enterprise solutions products, which are due to be launched in the second half of 2003. The license was acquired at a cost of €0.4 million in January 2003, which shall impact the Company's third quarter accounts.

        Secondly, IES is also integrating in its development the technology of Network Physics Corp., a company founded in 1999 to focus on managing and monitoring application performance at the customer and individual user levels. InfoVista expects to have a number of new products in the market and generating revenue before the end of calendar year 2003. A large range of technical and marketing synergies exist between the two companies, allowing for a quick and complete integration of technologies, and helping to bring superior solutions that will penetrate the Enterprise markets more quickly.

        As testimony to the strength of the new partnership between the two companies, InfoVista has decided to purchase shares in Network Physics for approximately €0.6 million in January 2003, which shall impact the Company's third quarter accounts. In addition, InfoVista may purchase additional shares in Network Physics based upon the achievements of certain agreed targets.

Further Cost Reductions Improve Bottom Line

        InfoVista continued to adapt costs in line with its revenue streams over the quarter, including a work force reduction primarily in the European regions. With the successful implementation of the Renaissance Plan restructuring program initiated in July, the Company reduced its total operating costs to €7.9 million, or €7.0 million excluding exceptional costs.

        Over the quarter, InfoVista invested a total of €0.2 million in IES, and expects the level of investment to increase through the end of the fiscal year. "However, by continuing our stringent cost control measures, we will keep operating costs stable and as such ensure that adjusted breakeven is reached with quarterly revenues of €8.8 million," comment Mr. Philippe Ozanian, Chief Financial Officer.

Market Outlook & Guidance

        Alain Tingaud concluded, "We expect market conditions in the last two quarters of the fiscal year to be similar to those we faced in the first half. Over the next two quarters we will continue to focus on driving results from our indirect sales channels, and expect relatively flat revenue in Europe and the Americas. We will also continue to see the benefits of the Renaissance Plan initiatives come through to our bottom line. At the same time, we will ensure that our new investments are integrated swiftly and contribute to revenues in the short-term."

Conference Call

        InfoVista will host a conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +44 (0) 20 7984 7566 in the UK/Europe, or +1 913 981 5532 in North America. It will also be broadcast on the Company's website in listen-only mode at www.infovista.com.

        A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0) 20 7984 7568, US: +1 719 457 0820, Passcode: 500554.

About InfoVista

        InfoVista provides customers the "Power to Turn Infrastructure into Profit." Our intelligent performance management software supports requirements ranging from real-time network performance analysis to customer-centric Service Level Management (SLM) programs. Our technology approach is based on partnering with customers to drive industry-leading innovations into our software. As a result, 80% of the largest service providers in the world as ranked by Fortune®, and leading Global 2000 enterprises, have selected InfoVista to maximize the value of their Information Technology infrastructure. Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Telecom, UUNET, First Union Bank, Banques Populaires, Banque de France, Nestlé, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (InfoVista 7667). InfoVista was recently ranked fourth in the Deloitte & Touche Technology Fast 50 Program in France, and received a special award from Euronext for the quality of its financial information. For more information about the company, please visit www.infovista.com.

        Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Opérations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

  InfoVista is a registered trademark of InfoVista, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	For the six months ended December 31,		For the three months ended December 31,
	2002	2001	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
License revenues	€7,105	€9,208	€3,540	€5,177
Service revenues	5,996	5,162	3,055	2,605

Total revenues	13,101	14,370	6,595	7,782
Cost of revenues
Costs of license	539	509	200	289
Costs of services (exclusive of non-cash compensation expense of € 5, € 65, € 2 and € 12, respectively)	3,189	3,071	1,615	1,473

Total cost of revenues	3,728	3,580	1,815	1,762

Gross profit	9,373	10,790	4,780	6,020

Operating expenses
Selling and marketing expenses (exclusive of non-cash compensation expense of € 21, € 78, € 11 and € 2, respectively)	8,355	8,141	4,085	4,261
Research and development expenses (exclusive of non-cash compensation expense of € 6, € 32, € 3 and € 8, respectively)	3,315	3,338	1,536	1,806
General and administrative expenses (exclusive of non-cash compensation expense of € 2, € 30, € 1 and € 11, respectively)	2,787	3,540	1,388	1,772
Stock compensation expense	34	205	17	33
Restructuring costs	1,590	924	787	—
Amortization of intangible assets	190	190	95	95

Total operating expenses	16,271	16,338	7,908	7,967

Operating loss	(6,898)	(5,548)	(3,128)	(1,947)

Other income (expense):
Interest income	732	1,200	344	531
Net foreign currency transaction gains (losses)	(84)	(48)	(72)	1
Loss on disposal of fixed assets	(96)	—	(24)	—
Other expenses	(12)	(69)	(7)	(25)

Loss before income taxes	(6,358)	(4,465)	(2,887)	(1,440)

Income tax (expense) benefit	50	7	55	(7)

Net loss	€(6,308)	€(4,458)	€(2,832)	€(1,447)

Adjusted net loss	€(4,314)	€(3,091)	€(1,837)	€(1,320)

Basic and diluted loss per share	€(0.33)	€(0.23)	€(0.15)	€(0.07)
Adjusted basic and diluted loss per share	€(0.22)	€(0.16)	€(0.10)	€(0.07)
Basic and diluted weighted average shares outstanding	19,368,904	19,641,502	19,003,241	19,648,343

RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS

(In thousands, except for share and per share data)

        InfoVista provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the six months ended December 31,		For the three months ended December 31,
	2002	2001	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	€(6,308)	€(4,458)	€(2,832)	€(1,447)

As adjusted net loss is exclusive of the following charges:
Stock compensation expense	€(34)	€(205)	€(17)	€(33)
Restructuring costs	(1,590)	(924)	(787)	—
Amortization of intangible assets	(190)	(190)	(95)	(95)
Net foreign currency transaction gains (losses)	(84)	(48)	(72)	1
Loss on disposal of fixed assets	(96)	—	(24)	—

Net effect on adjusted net loss	€1,994	€1,367	€995	€127

Adjusted net loss	€(4,314)	€(3,091)	€(1,837)	€(1,320)

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2002	June 30, 2002
	(unaudited)
ASSETS
Cash and cash equivalents	€43,651	€50,226
Marketable equitable securities	5,669	5,513
Trade receivables, net of allowance of € 632 and € 586, respectively	6,595	8,040
Prepaid expenses and other current assets	1,691	2,222

Total current assets	57,606	66,001
Fixed assets, net	4,151	4,441
Licensed technology and advances, net	1,206	1,327
Goodwill and other purchased intangible assets, net	728	918
Deposits and other assets	735	843

Total non current assets	6,820	7,529

Total assets	€64,426	€73,530

LIABILITIES & STOCKHOLDERS' EQUITY
Trade payables	€2,672	€4,487
Current portion of long-term debt	—	305
Accrued salaries and commissions	1,818	1,879
Accrued social security and other payroll taxes	865	709
Deferred revenue	4,215	3,624
Other current liabilities	1,996	1,847

Total current liabilities	11,566	12,851
Other long term liabilities	71	61

Total non-current liabilities	71	61
Stockholders' Equity
Common stock	10,737	10,728
Capital in excess of par value of stock	85,867	85,839
Accumulated deficit	(40,892)	(34,584)
Unrealized losses on available for sale securities	(331)	(487)
Cumulative translation adjustment	(887)	(768)
Deferred compensation	(4)	(38)
Less common stock in treasury	(1,701)	(72)

Total stockholders' equity	52,789	60,618

Total liabilities and stockholders' equity	€64,426	€73,530

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: January 24, 2003	By:	/s/ PHILIPPE OZANIAN
	Name:	Philippe Ozanian
	Title:	Chief Financial Officer

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INFOVISTA ANNOUNCES Q2 FY2003 FINANCIAL RESULTS Cost Control Measures Improve Bottom-Line Two New Initiatives to Fuel Growth
CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except for share and per share data)
RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS (In thousands, except for share and per share data)
CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
SIGNATURES